Exhibit 99.1

St. John’s, NL (July 27, 2016)

DOUGLAS J. HAUGHEY TO REPLACE DAVID G. NORRIS AS CHAIR OF BOARD OF DIRECTORS OF FORTIS INC. EFFECTIVE SEPTEMBER 1, 2016

The Board of Directors of Fortis Inc. (“Fortis” or the “Corporation”) (TSX:FTS) today announced that David G. Norris will be stepping down as Chair of Fortis and Douglas J. Haughey will be appointed non-executive Chair of the Board, effective September 1, 2016.

The pending transition reflects the Corporation’s ongoing board succession planning process.  Mr. Norris will remain on the Board of Fortis until the next Annual Meeting by which time he will have served the maximum 12-year tenure for a director as provided for by the Corporation’s Director Tenure Policy.  Mr. Norris has chaired the Fortis Board since December 2010, providing outstanding leadership through a very successful period in the Corporation’s history.  The Board expressed appreciation to Mr. Norris for his very strong contribution to Fortis and thanked him for his thoughtful efforts to ensure a timely and effective transition to the new Chair.

Mr. Haughey has been a Fortis board member since 2009, served on the Corporation’s Audit Committee and the Human Resources Committee and was appointed Chair of the Human Resources Committee in March 2015. He served as Chair of the Board of Directors of FortisAlberta Inc. from 2013 to 2016.

Mr. Haughey has had a long career in the energy industry including CEO of The Churchill Corporation, President and CEO of Provident Energy Ltd., and President and CEO of Spectra Energy Income Fund.

Mr. Haughey graduated from the University of Regina with a Bachelor of Administration and from the University of Calgary with an MBA. Mr. Haughey holds an ICD.D designation from the Institute of Corporate Directors.

About Fortis

Fortis is a leader in the North American electric and gas utility business, with total assets of approximately CAD$28 billion and fiscal 2015 revenue of CAD$6.7 billion. The Corporation’s asset mix is approximately 96% regulated (70% electric, 26% gas), with the remaining 4% comprised of non-regulated energy infrastructure. The Corporation’s regulated utilities serve more than 3 million customers across Canada, the United States and the Caribbean.

Fortis shares are listed on the TSX and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

Investor Enquiries:

Ms. Janet Craig

Vice President, Investor Relations

Fortis Inc.

709.737.2863

Media Enquiries:

Ms. Karen McCarthy

Director, Communications and Corporate Affairs

Fortis Inc.

709.737.5323